Marine Harvest ASA (OSE: MHG, NYSE: MHG): 2015 Annual Report / 20-F
Please find attached Marine Harvest’s 2015 Annual Report.
Marine Harvest's 2015 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on 1 April 2016 and can be downloaded from the SEC's website (http://www.sec.gov). Our 2015 Annual Report on Form 20-F will also be available on our corporate website (http://www.marineharvest.com/). Hard copies of our complete 2015 audited financial statements can be ordered, free of charge, by contacting us.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.